

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise East Coast Opportunistic REIT, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed July 30, 2024**
> **Supplemental Response**
> **Filed September 5, 2024**
> **File No. 024-12398**

Dear Benjamin S. Miller:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Q: What competitive advantages do you achieve through your relationship with your sponsor?, page 2

1.   We acknowledge your revised disclosures in response to prior comment 6. Please also balance your disclosures here in the second bullet where you state that your sponsor has earned a reputation as a leading real estate manager with disclosure that your sponsor remains a development stage company and that it has been incurring net losses.

Questions and Answers about this Offering
What is the purchase price for your common shares?, page 4

2.   We note your response to prior comment 4 and your statement that for each of the NAV

changes where the NAV was adjusted by more than 5% from quarter to quarter, you were not aware of any events that would have had a material impact on the NAV per share. Please revise your disclosures as appropriate, including risk disclosures, to explain that you may not be aware of any ordinary course or non-extraordinary events that would have an impact between NAV determination periods which would cause it to change by 5% or more from quarter to quarter. In addition, to provide context to investors regarding why such a change may occur and yet you may not be aware of any events that would have such an impact, please revise to explain the cause(s) of the change in NAV per share between June 2023 and September 2023. We also note that your Form 1-U filed on October 2, 2023 states that your NAV change was partially driven by rising interest rates. Please also revise to quantify the amount of your indebtedness which is floating rate.

General

3.   We refer to your supplemental response, dated September 5, 2024, and acknowledge your statement that you will revise your offering circular to reference the issuer's specific webpage, and will further revise the offering circular to make clear that the Fundrise Platform, which includes the main Fundrise website and your mobile applications, is not specific to you or this offering. We are considering your response, and note that we will further consider your response after the referenced revisions to the offering circular disclosure. In this regard, we note that your current disclosure contains many references to the main Fundrise Platform, including as the location to obtain various updated information, "browse and screen real estate investments," and view details of an investment. You also currently state that the Fundrise Platform will be where you intend to primarily distribute your shares in this offering, the location of the subscription agreement, and the location to which investors should return their tax forms. In addition, we note that your current offering circular disclosure refers to an investor letter that includes aggregated returns, which you explain in your response relate to performance as reported under the Investment Advisers Act.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David H. Roberts, Esq.